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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SPLINEX TECHNOLOGY INC.

(Name of Issuer)

COMMON STOCK, par value $0.001 per share

(Title of Class of Securities)

848633103

(CUSIP Number)

Calendar Year 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 848633103

1.	Name of Reporting Person: Splinex, LLC		I.R.S. Identification Nos. of above persons (entities only): 200291967

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: FLORIDA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 95,000,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 95,000,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 95,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 94.4%

12.	Type of Reporting Person: HC

Item 1.

(a)	Name of Issuer Splinex Technology Inc.

(b)	Address of Issuer’s Principal Executive Offices 550 West Cypress Creek Road, Suite 410 Ft. Lauderdale, FL, 33309

Item 2.

(a)	Name of Person Filing Splinex LLC

(b)	Address of Principal Business Office or, if none, Residence 550 West Cypress Creek Road, Suite 120 Ft. Lauderdale, FL 33309

(c)	Citizenship Florida

(d)	Title of Class of Securities Common Stock par value $0.001 per share

(e)	CUSIP Number

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 95,000,000.

(b)	Percent of class: 94.4%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 95,000,000.

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 95,000,000.

(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005

Date

/s/ Curtis Wolfe

Signature

Curtis Wolfe, Secretary

Name/Title